FOR IMMEDIATE RELEASE	Press Contact:	Michael Tew
Alexandra Preate
CapitalHQ
(212) 588-9148
mtew@capitalhq.com
apreate@capitalhq.com

Duravest Common Stock to be Removed From OTC Bulletin Board as of May 31, 2006

Chicago, May 30, 2006 - Duravest, Inc. (OTC BB: DUVT, XETRA: DUV), a unique company that strategically acquires next generation convergent technology firms, has announced that as of Wednesday, May 31, 2006, its common stock would need to be listed on the OTC Pink Sheets.

As the company previously reported, due to the resignation of its auditors as well as delays in obtaining results from its German subsidiary, PST, GmbH (PST), the company was not able to meet the deadlines for filing its 2005 Annual Report Form 10-KSB and 10-QSB for the first quarter of 2006 with the SEC.

Duravest was also not able to meet SEC filing requirements within the 30 day grace period granted by the NASD, and a May 26 hearing with the NASD Board of Governors determined to remove Duravest’s common stock from quotation on the OTC Bulletin Board effective as of the opening of business on Wednesday, May 31, 2006.

Duravest is currently working with a market maker to obtain a quotation on the OTC Pink Sheets until such time as we can become current in our periodic reporting. The company will also work with a market maker to get relisted on the OTC Bulletin Board as soon as practicable after all outstanding periodic reports have been filed. All unaudited financials have been completed and active discussions with potential new auditors are underway in order to complete these audits and move expeditiously towards meeting the SEC filing requirements.

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Duravest, Inc.
Duravest, Inc. (OTC BB: DUVT, XETRA: DUV) is a publicly traded holding company that initiates and develops strategic investments in next-generation convergent medical technologies. Duravest currently has two subsidiaries: Estracure, Inc. and Bio-Magnetic Therapy Systems, GmbH (BMTS). Estracure is developing a next-generation 17-β-estradiol based coronary stent and the company is poised to release pig trial results later this week. The Duravest strategy encompasses three themes: (1) rapid commercialization of next-generation medical technologies by providing its portfolio of subsidiaries with financial, operational and scientific support, (2) prioritization of safety and (3) development of convergent medical technologies that span the traditional categories of biotechnology, pharmaceuticals, healthcare IT and medical devices.

Safe Harbor Forward Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals or assumptions of future events are not statements of historical fact and may be considered forward looking statements. They involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those presently anticipated.